Exhibit 99.1

Interim Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the Three and Nine Month Periods ended July 31, 2010 and 2009

(Unaudited – See Notice to Reader)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTICE of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of Micromem Technologies Inc. for the period ended July 31, 2010 have been prepared by management and approved by the Audit Committee and Board of Directors of the Corporation.

The Corporation’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

Dated: September 29, 2010

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

As at	July 31, 2010	October 31, 2009
	(unaudited)	(audited)

Assets
Current assets:
Cash and cash equivalents (Note 20)	$68,589	$106,110
Deposits and other receivables	100,601	83,486
Promissory note receivable (Note 7)	200,000	200,000
	369,190	389,596

Property and equipment, net (Note 8)	18,808	24,422
Deferred development costs (Note 9)	1,391,289	2,000,611
Patents, net (Note 10)	205,587	147,850
	$1,984,874	$2,562,479

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loan (Note 11)	235,703	-
Accounts payable and accrued liabilities	1,264,613	1,039,640
	1,500,316	1,039,640
Shareholders' Equity
Share capital: (Note 11)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value
Issued and outstanding: 93,607,204 common shares (2009: 88,770,503)	49,844,431	48,494,180
Equity component of bridge loan (Note 11)	23,644	-
Contributed surplus (Note 12)	24,604,713	24,145,911
Deficit accumulated during the development stage	(73,988,230)	(71,117,252)
	484,558	1,522,839
	$1,984,874	$2,562,479

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in United States dollars)

For the period ended July 31, 2010 (with comparative data)
					Period from
					September 3, 1997
	July 31, 2010	July 31, 2010	July 31, 2009	July 31, 2009	to July 31, 2010
	(3 mos)	(9 mos)	(3 mos)	(9 mos)
Costs and expenses (income):
Administration	95,178	215,320	264,132	850,468	$4,718,511
Professional, other fees and salaries (Note 14)	373,354	1,078,651	793,753	2,175,932	46,045,910
Research and development (Note 9)	-	-	398,503	1,227,392	8,885,520
Travel and entertainment	35,893	126,185	77,661	154,828	2,322,371
Amortization of property and equipment (Note 8)	2,141	6,432	2,416	6,729	367,675
Foreign exchange loss (gain)	(821)	22,424	(14,394)	(30,026)	126,071
Writedown of deferred development costs (Note 9)	1,437,074	1,437,074	-	-	1,437,074
Write-down of royalty rights	-	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	-	299,820
Other expenses	-	-	-	-	433,121
Loss before under noted	(1,942,819)	(2,886,086)	(1,522,071)	(4,385,323)	(74,636,073)

Interest and other income	$5,000	15,108	113	6,286	667,520
Loss before income taxes	(1,937,819)	(2,870,978)	(1,521,958)	(4,379,037)	(73,968,553)

Income taxes (Note 13)	-	-	-		19,677
Net loss for the period	(1,937,819)	(2,870,978)	(1,521,958)	(4,379,037)	(73,988,230)
Deficit accumulated during the development stage, beginning of period	(72,050,411)	(71,117,252)	(69,663,392)	(66,806,313)	-
Deficit accumulated during the development stage, end of period	$(73,988,230)	$(73,988,230)	$(71,185,350)	$(71,185,350)	$(73,988,230)

Loss per share - basic and diluted	(0.02)	(0.03)	(0.02)	(0.05)	(1.31)

Weighted average number of shares	92,736,958	91,704,418	88,108,334	85,448,900	56,344,447

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the period ended July 31, 2010 (with comparative data)
					Period from
					September 03, 1997
	July 31, 2010	July 31, 2010	July 31, 2009	July 31, 2009	to July 31, 2010
	(3 mos)	(9 mos)	(3 mos)	(9 mos)

Cash flows from operating activities:
Net loss for the period	$(1,937,819)	$(2,870,978)	$(1,521,958)	$(4,379,037)	$(73,988,230)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and trademarks	-	-			67,596
Amortization of property and equipment	2,141	6,432	2,416	6,729	552,895
Accretion expense	11,822	13,236	-	-	13,236
Stock option expense	64,653	96,527	342,000	1,039,117	24,978,507
Increase in deposits and other receivables	1,756	(17,115)	56,160	(184,808)	(292,004)
Increase (decrease) in accounts payable and accrued liabilities	229,972	224,241	174,787	(47,444)	1,398,096
Writedown of deferred development costs	1,437,074	1,437,074	-	-	1,437,074
Write-down of royalty rights	-	-	-	-	10,000,000
Write-down of patents and trademarks	-	-	-	-	299,820
Share compensation expense	-	-	-	-	7,285,696
Other adjustments	-	-	-	-	388,211
Net cash used in operating activities	(190,401)	(1,110,583)	(946,595)	(3,565,443)	(27,859,103)

Cash flows from investing activities:
Purchase of property and equipment	-	(851)	-	(7,351)	(771,654)
Patents and trademarks	(7,289)	(71,818)	-	-	(587,084)
Deferred development costs	(327,059)	(812,906)	-	-	(2,813,517)
Proceeds on disposal of property and equipment	-	-	-	-	134,458
Sale of available-for-sale Investment	-	-	-	-	260,641
Royalty rights	-	-	-	-	(2,000,000)
Net cash used in investing activities	(334,348)	(885,575)	-	(7,351)	(5,777,156)

Cash flows from financing activities:
Issue of common shares	556,078	1,712,526	1,502,480	3,745,257	32,279,326
Bridge loan	-	246,111	-	-	246,111
Other		-	-	-	1,179,411
Net cash provided by financing activities	556,078	1,958,637	1,502,480	3,745,257	33,704,848

Increase (decrease) in cash and cash equivalents	31,329	(37,521)	555,885	172,463	68,589

Cash and cash equivalents, beginning of period	37,260	106,110	91,813	475,235	-
					-
Cash and cash equivalents, end of period	$68,589	$68,589	$647,698	$647,698	$68,589

Supplemental cash flow information:
Interest paid	-	-	-	-	76,987
Income taxes paid	-	-	-	-	66,722

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the period ended July 31, 2010 (with comparative data)
	Number of	Share Capital	Contributed	Deferred Share	Equity	Deficit Accumulated
	Shares		Surplus	Compensation	component of	During
					Bridge loan	Development stage

Micromem share capital, October 31, 1998	3,490,643	$-	$-	$-	$-	$-
Exercise of director’s stock options	490,000	-	-	-	-	-
Pageant share capital, October 31, 1998	-	1	-	-	-	-
Net loss for the year	-	-	-	-	-	(500,992)
Common shares of Pageant, December 4, 1998	-	4,999	-	-	-	-
Assigned fair value of net assets	32,000,000	549,140	-	-	-	-
Micromem share capital, September 11, 1999	35,980,643	554,140	-	-	-	(500,992)

Exercise of common share purchase warrants for cash	120,676	164,053	-	-	-	-
Private placement of common shares for cash, May 17, 1999	350,000	1,050,000	-	-	-	-
Shareholder loan forgiven	-	-	544,891	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Net loss for the year	-	-	-	-	-	(5,207,787)
Balance, October 31, 1999	36,551,319	2,068,193	544,891	-	-	(5,708,779)

Exercise of common share purchase warrants for cash	182,087	274,717	-	-	-	-
Exercise of stock options for cash	100,000	300,000	-	-	-	-
Deferred share compensation	-	-	2,711,881	(453,219)	-	-
Private placement of common shares for cash, February 10, 2000	2,000,000	5,000,000	-	-	-	-
Common shares issued pursuant to compensation agreements, March 15, 2000	901,110	4,206,447	-	-	-	-
Stock options issued to directors/consultants	-	-	9,681,257	-	-	-
Net loss for the year	-	-	-	-	-	(16,940,613)
Balance, October 31, 2000	39,734,516	11,849,357	12,938,029	(453,219)	-	(22,649,392)

Exercise of common share purchase warrants for cash	362,450	554,655	-	-	-	-
Common shares issued under rights offering November 20, 2000	304,674	1,119,058	-	-	-	-
Exercise of stock options for cash	800,000	2,400,000	-	-	-	-
Deferred share compensation	-	-	(453,219)	453,219	-	-
Stock-based compensation	-	-	34,000	-	-	-
Exercise of director’s stock options for cash, January 17, 2001	714,686	71,469	-	-	-	-
Common shares issued pursuant to compensatory stock options, at	-	1,581,242	(1,581,242)	-	-	-
Adjustment-share compensation expenses	-	-	(677,420)	-	-	-
Common shares issued pursuant to compensation agreement, January 23, 2001	11,192	66,461	-	-	-	-
Private placement of common shares for cash, March 21, 2001	2,000,000	4,000,000	-	-	-	-
Common shares issued under asset purchase agreement to Estancia Limited, March 14, 2001	2,007,831	8,000,000	-	-	-	-
Compensation shares due but not issued	-	-	1,431,545	-	-	-
Stock options issued to directors/consultants	-	-	4,627,752	-	-	-
Net loss for the year	-	-	-	-	-	(9,187,377)
Balance, October 31, 2001	45,935,349	29,642,242	16,319,445	-	-	(31,836,769)

Stock options issued to directors/consultants	-	-	1,832,500	-	-	-
Shares issued pursuant to compensatory agreement, March 26, 2002	765,588	1,431,545	(1,431,545)	-	-	-
Net loss for the year	-	-	-	-		(14,565,515)
Balance, October 31, 2002	46,700,937	31,073,787	16,720,400	-	-	(46,402,284)

Private placement of common shares for cash, August 13, 2003	2,031,250	162,500	-	-	-	-
Net loss for the year	-	-	-	-	-	(1,767,965)
Stock options issued to directors/consultants			318,000		-
Balance, October 31, 2003	48,732,187	31,236,287	17,038,400	-	-	(48,170,249)

Private placement	800,000	73,000	-	-	-	-
Exercise of common share warrants	3,231,250	264,500	-	-	-	-
Exercise of options for cash	5,300,000	530,000	-	-	-	-
Stock options issued to consultant	-	-	1,379,970	-	-	-
Net loss for the year	-	-	-	-	-	(2,314,298)
Balance at October 31, 2004	58,063,437	32,103,787	18,418,370	-	-	(50,484,547)

Exercise of common share purchase warrants for cash	2,431,250	206,500	-	-	-	-
Private placement of common shares for cash	2,342,334	1,472,500	-	-	-	-
Exercise of stock options	1,820,000	553,600	-	-	-	-
Settlement of accounts payable for common shares	62,428	43,700	-	-	-	-
Stock options issued to consultants/employees	-	-	1,721,742	-	-	-
Legal expenses relating to private placements	-	(75,000)	-	-	-	-
Net loss	-	-	-	-	-	(4,035,483)
Transfer to contributed surplus (restatement)	-	(264,000)	264,000	-	-	-
Balance at October 31, 2005	64,719,449	$34,041,087 $	20,404,112	$-	$-	$(54,520,030)

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)
(Expressed in United States dollars)

For the period ended July 31, 2010 (with comparative data)
	Number of	Share Capital	Contributed	Deferred Share	Equity	Deficit Accumulated
	Shares		Surplus	Compensation	component of	During
					Bridge loan	Development stage

Balance at October 31, 2005	64,719,449	$34,041,087	$20,404,112	$-	$-	$(54,520,030)
Exercise of stock options	3,550,000	1,064,980	-	-	-	-
Stock options issued to consultants/employees	-	-	2,058,560	-	-	-
Private placement of common shares for cash	150,000	75,000	-	-	-	-
Exercise of common share purchase warrants for cash	771,850	485,548	-	-	-	-
Net loss	-	-	-	-	-	(4,058,180)
Transfer to contributed surplus (restatement)	-	1,026,738	(1,026,738)	-	-	-
Balance at October 31, 2006	69,191,299	36,693,353	21,435,934	-	-	(58,578,210)

Exercise of stock options	1,700,000	552,000	-	-	-	-
Transfer from contributed surplus	-	340,122	(340,122)	-	-	-
Price adjustment on outstanding warrants	-	(1,326,308)	1,326,308	-	-	-
Stock options issued to consultants/employees	-	-	86,787	-	-	-
Stock options issued to Directors	-	-	96,945	-	-	-
Warrants issued to consultants	-	-	85,484	-	-	-
Exercise of common share purchase warrants for cash	477,500	191,000	-	-	-	-
Private placement of common shares for cash	1,577,368	716,230	-	-	-	-
Net loss	-	-	-	-	-	(2,811,378)
Balance at October 31, 2007	72,946,167	37,166,397	22,691,336	-	-	(61,389,588)

Warrants issued to consultants	-	-	23,814	-	-	-
Private placement of common shares for cash	4,152,296	2,980,031	-	-	-	-
Exercise of stock options	1,440,000	1,010,500	-	-	-	-
Exercise of common share purchase warrants for cash	3,671,318	1,493,527	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	537,494	(537,494)	-	-	-
Transfer from contributed surplus for warrants exercised	-	1,411,792	(1,411,792)	-	-	-
Stock options issued to directors/consultants	-	-	1,017,600	-	-	-
Settlement of accounts payable for common shares.	30,000	59,100	-	-	-	-
Cashless exercise of warrants for common shares (Note 12(g)(ii))	646,886	-	-	-	-	-
Warrants issued for private placement	-	(330,957)	330,957	-	-	-
Common shares for services	50,000	52,250	-	-	-	-
Net loss	-	-	-	-	-	(5,416,725)
Balance at October 31, 2008	82,936,667	44,380,134	22,114,421	-	-	(66,806,313)

Private placement of units for cash	4,393,535	2,305,215	653,627	-	-	-
Exercise of stock options	1,652,801	992,417	-	-	-	-
Transfer from contributed surplus for stock options exercised	-	573,706	(573,706)	-	-	-
Common shares for services	200,000	173,125	-	-	-	-
Financing cost paid	-	(164,417)	-	-	-	-
Stock options issued to directors/consultants	-	-	1,951,569	-	-	-
Exercise of common share purchase warrants for cash	200,000	234,000	-	-	-	-
Net loss	-	-	-	-	-	(4,310,939)
Balance at October 31, 2009	89,383,003	48,494,180	24,145,911	-	-	(71,117,252)

Private placement of units for cash	2,204,276	1,049,063	-	-	-	-
Warrants issued for private placement	-	(218,750)	218,750	-	-	-
Financing cost paid	-	(22,615)	-	-	-	-
Net loss	-	-	-	-	-	(406,399)
Balance at January 31, 2010	91,587,279	49,301,878	24,364,661	-	-	(71,523,651)

Private placement of units for cash	289,899	130,000	-	-	-	-
Warrants issued for private placement	-	(36,843)	36,843	-	-	-
Stock options extended to directors/consultants	-	-	30,385	-	-	-
Warrants issued to loan holder	-	-	1,489	-	-	-
Equity portion of bridge loan	-	-	-	-	23,644	-
Net loss	-	-	-	-	-	(526,760)
Balance at April 30, 2010	91,877,178	49,395,035	24,433,378	-	23,644	(72,050,411)

Private placement of units for cash	1,730,026	556,078	-	-	-	-
Warrants issued for private placement	-	(104,853)	104,853	-	-	-
Stock options extended to directors/officers	-	-	64,653	-	-	-
Warrants extended	-	(1,829)	1,829	-	-	-
Net loss	-	-	-	-	-	(1,937,819)
Balance July 31, 2010	93,607,204	$49,844,431	$24,604,713	$-	$23,644	$(73,988,230)

See accompanying notes

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

1.	NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. (“Pageant”), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles (“Canadian GAAP”) which, except as outlined in Note 18, conforms with United States generally accepted accounting principles (“U.S. GAAP”).

The Company currently operates as a developer of non-volatile magnetic memory technology and has developed magnetic sensor technology applications. The Company has not generated revenue through July 31, 2010 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Certain principal conditions and events are prevalent which indicate that there is doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. The Company has incurred substantial recurring losses to date and it reports a working capital deficiency at July 31, 2010.

The Company continues to pursue its development initiatives in order to develop its technologies for commercial applications and continues to raise financing for operations as outlined in Note 11.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

2.	GOING CONCERN (cont’d)

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18).

Interim Reporting

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for the presentation of annual financial statements. Notwithstanding, the unaudited interim financial statements follow the same accounting policies and methods of application as the audited financial statements of the Company for the year ended October 31, 2009. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Micromem for the years ended October 31, 2009 and 2008. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments of a normal recurring nature to present fairly the position of the Company as at July 31, 2010 and reflect the results of operation for the three and nine month periods then ended.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

4.	CHANGE IN ACCOUNTING POLICY

Goodwill and Intangible Assets:

Effective November 1, 2008, the Company adopted the recommendation of the CICA Handbook Section 3064 released in February 2008, “Goodwill and Intangible Assets”, in replacement of Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”.

Section 3064 establishes the standards for recognizing, measuring, presenting and disclosing information applicable to goodwill after its initial recognition and to the intangible assets of profit-oriented enterprises. With respect to goodwill, Section 3064 contains the same requirements as former Section 3062.

Adoption of this standard had no significant impact on Company’s financial statements.

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

	a.	Business Combinations:

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combinations and related disclosures. In addition, the CICA issued Sections 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaces the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements, while section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to business combination.

These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Company is currently evaluating the new section to determine the potential impact on its consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

5.	RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED (Cont’d)

	b.	International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The AcSB proposes that CICA Handbook Section, Accounting Changes, paragraph 1506.30, which would require an entity to disclose information relating to a new primary source of GAAP that has been issued but is not yet effective and that the entity has not applied, not be applied with respect to the IFRS Omnibus Exposure Draft. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather an process the required information.

6.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes convertible bridge loans and equity (comprised of issued capital stock, contributed surplus and deficit) in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements. There has been no change with respect to the overall capital risk management strategy during the three months ended July 31, 2010 and the Company continues to deal with the going concern risks and the need to raise additional capital and to successfully commercialize its technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

7.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

	a.	Maturity date of September 30, 2010.

	b.	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. At July 31, 2010 interest payments on the promissory note are up-to-date.

	c.	Secured by a first priority security interest over all of the assets of the private company.

At September 29, 2010 the Company is negotiating the final repayment terms with the private company.

8.	PROPERTY AND EQUIPMENT

	July 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$40,734	$21,926	$18,808
Equipment	25,989	25,989	-

Total	$66,723	$47,915	$18,808

	July 31, 2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer	$85,788	$58,845	$26,943
Equipment	25,989	25,989	-

Total	$111,777	$84,834	$26,943

In 2009, the Company removed from its accounts a total of $50,616 of fully amortized assets which had been reflected in its accounts since 2004. These assets have been disposed of at nil value.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

9.	DEFERRED DEVELOPMENT COSTS

The continuity of the capitalized costs relating to the development of the Company’s memory and sensor technology for future commercialization is presented as below:

Balance at October 31, 2009	2,000,611
Costs capitalized through January 31, 2010	279,253
Balance at January 31, 2010	2,279,864
Cost capitalized through April 30, 2010	216,556
Balance at April 30, 2010	2,496,420
Costs capitalized through July 31, 2010	331,943
Balance at July 31, 2010	2,828,363
Less impairment reserve	(1,437,074)
Balance at July 31, 2010	1,391,289

During 2009 the Company determined that its continuing activities related to the development of its memory and sensor technology met the deferral criteria and accordingly these costs have been capitalized.

Deferred development costs include directly related consulting fees, materials and third party costs.

At July 31, the Company has evaluated the recoverability of these capitalized costs and has reflected an impairment reserve of $1,437,074 against potential future realization of these costs.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

10.	PATENTS

The Company continues to actively pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdiction. Amortization recorded is included in deferred development costs reported.

	July 31, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Patents	$223,221	$17,634	$205,587

11.	SHARE CAPITAL

	a.	Authorized and outstanding:

The Company has two classes of shares as follows:

		i.	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

		ii.	Common shares without par value – an unlimited number authorized. At July 31, 2010 the Company reports 93,607,204 outstanding common shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	b.	Stock option plan:

The Company has a fixed stock option plan. Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan as at July 31, 2010 and changes during the periods ended on those dates is as follows:

	Options	Weighted Average
	(000)	exercise price

Outstanding, October 31, 2007	10,325.55
Granted	2,145	1.39
Expired	(100)	.72
Exercised	(1,440)	.70
Outstanding, October 31, 2008	10,930.85
Granted	1,345	1.00
Expired	(600)	1.14
Exercised	(1,653)	.60
Outstanding, October 31, 2009	10,022.89
Granted	-	-
Expired	-	-
Exercised	-	-
Outstanding, July 31, 2010	10,022.89

Cash proceeds realized during the year ended October 31, 2009 by the Company upon the exercise of a total of 1,652,801 options by officers and directors and staff totaled $992,417 (2008: 1,440,000 options exercised for proceeds of $1,010,500).

In November 2009, the Company extended, by 12 months, the term of 100,000 options awarded to a director in November 2005. These options would have otherwise expired in November 2009. The options price approximated the market price at the date of extension. The Company reports a charge of $30,385 with respect to this extension, calculated in accordance with the Black Scholes option pricing model.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

In May 2010, the Company extended by 12 months the terms of 1,927,199 options awarded to certain officers originally awarded in May 2005. The option price remained unchanged at $0.72 which was in excess of the market price at the date of the extension. The Company reports a charge of $64,653 with respect to this extension, calculated in accordance with the Black Scholes option-pricing model.

The Company granted 1,345,000 options to directors, officers and employees in August 2009 at a strike price of $1.00 per share which were fully vested upon issuance. The fair value of all options granted was $912,452 calculated in accordance with the Black Scholes option-pricing model with the following assumptions:

Expected volatility factor	85%
Risk free interest rate	2.54%
Weighted average expected life	5 years
Expected dividends	-

The current stock compensation expense as reflected in the financial statements is summarized as:

Quarter Ending	Expense

January 31, 2008	-
April 30, 2008	637,254
July 31 2008	25,229
October 31, 2008	355,117

January 31, 2009	355,117
April 30, 2009	342,000
July 31 2009	342,000
October 31, 2009	912,452

January 31, 2010	-
April 30, 2010	30,385
July 31, 2010	64,653

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

The following table summarizes information about stock options outstanding as at July 31, 2010:

Options Outstanding				Options exercisable
		Weighted average	Weighted
		remaining	Average		Weighted
Actual exercise	Number	contractual life (in	exercise	Number	Average
price	outstanding	years)	price	Exercisable	exercise price
0.72	1,927,199	0.8 years	0.72	1,927,199	0.72
0.60	315,000	2.4 years	0.60	315,000	0.60
0.80	4,290,000	1.1 years	0.80	4,290,000	0.80
1.01	325,000	2.7 years	1.01	325,000	1.01
1.12	20,000	2.8 years	1.12	20,000	1.12
1.50	1,400,000	3.2 years	1.50	1,200,000	1.50
0.63	50,000	0.5 years	0.63	50,000	0.63
0.36	350,000	1.9 years	0.36	350,000	0.36
1.00	1,345,000	4.2 years	1.00	1,345,000	1.00
	10,022,199		0.89	9,822,199	0.88

c.	Loss per share

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

d.	Private Placements

i.

In 2009 the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received $2,958,842 of proceeds from the issuance of 4,393,535 common shares.

	ii.	Common share purchase warrants were attached to several of the private placements completed during 2009 as follows:

		a)	1,153,846 warrants at a price of $0.70 per warrant issued on February 11, 2009.

		b)	1,333,333 warrants at a price of $0.75 per warrant issued on April 6, 2009.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

c)	390,624 warrants issued at a price of $1.20 per warrant on May 14, 2009.

d)	39,062 warrants issued at a price of $1.20 per warrant on May 14, 2009.

e)	388,980 warrants issued at a price of $1.24 per warrant on May 19, 2009.

f)	500,000 warrants issued at a price of $0.95 per warrant on August 25, 2009.

The warrants issued on May 19, 2009 had a term of four months and expired unexercised. All other warrants issued in 2009 have a 12 month term from issue date. The 39,062 warrants issued on May 14th are broker warrants issued to the advisor who secured financing for the Company. A charge to share capital in the amount of $14,297 has been recorded in the accounts in accordance with the Black Scholes option-pricing model with respect to these broker warrants.

iii.

At January 31, 2010, the Company has secured additional financing of $1,049,446 through the issuance of 2,204,276 common shares pursuant to prospectus and registration exemptions set forth in applicable securities laws. Of this $161,040 was obtained from related parties, the remaining $888,406 was secured through private placement financings with arms’ length investors.

iv.	Common share purchase warrants were attached to several of the private placements completed during the first quarter of 2010 as follows:

	a)	123,276 warrants issued at a price of $.75 per warrant on November 11, 2009.

	b)	600,000 warrants issued at a price of $.76 per warrant on December 14, 2009.

	c)	772,000 warrants issued at a price of $.56 per warrant on December 16, 2009.

	d)	43,000 warrants issued at a price of $.56 per warrant on December 16, 2009.

	e)	341,000 warrants issued at a price of $.55 per warrant on January 15, 2010.

	f)	25,000 warrants issued at a price of $.55 per warrant on January 15, 2010.

	g)	300,000 warrants issued at a price of $.55 per warrant on January 26, 2010.

All warrants issued during the first quarter have a 12 month term from issue date.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

v.

At April 30, 2010 the Company has secured additional financing of $130,000 through the issuance of 289,899 common shares pursuant to prospectus and registration exemptions set forth in applicable securities laws.

vi.	Common share purchase warrants were attached to the private placements completed during the second quarter of 2010 as follows:

	a)	111,111 warrants at a price of $.56 per warrant on February 1, 2010.

	b)	111,111 warrants at a price of $.56 per warrant on February 8, 2010.

	c)	22,222 warrants at a price of $.56 per warrant on February 12, 2010.

	d)	45,455 warrants at a price of $.54 per warrant on March 5, 2010.

All warrants issued during the second quarter have a 12 month term from issue date.

vii.

At July 31, 2010 the Company has secured additional financing of $556,000 through the issuance of 1,730,026 common shares pursuant to prospectus and registration exemptions set forth in applicable securities laws.

viii.	Common share purchase warrants were attached to the private placements completed during the third quarter of 2010 as follows:

	a)	765,188 warrants with an exercise price of $.41 per warrant on May 25, 2010.

	b)	339,838 warrants with an exercise price of $.45 per warrant on June 15, 2010.

	c)	312,500 warrants with an exercise price of $.39 per warrant on July 12, 2010.

	d)	312,500 warrants with an exercise price of $.40 per warrant on July 23, 2010.

All warrants issued during the second quarter have a 12 month term from issue date.

ix.

The warrants as outlined in Note 11 (d)(ii)(c,d) were extended an additional 12 months. The cost associated with the extension, calculated in accordance with the Black Scholes option-pricing model, was $1,829.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	e.	Bridge Loans:

In April 2010 the Company secured a total of $250,000 Canadian funds ($246,111 USD) of bridge loans from an arm’s length investor for a period of six months, maturing in October 2010. Interest on this unsecured note is compounding at 4% per month, with principal and interest due at maturity.

The holder and the Company have the option to convert up to the entire amount owing at any time at a price of $.55 per share. The Company reports the equity component of the bridge loan in shareholders’ equity, calculated in accordance with the Black Scholes option pricing model.

The Company has recorded total accretion expense of $13,236 on the bridge loan at July 31, 2010.

As additional consideration the Company issued warrants to the lender which entitles the lender to acquire 12,500 common shares at an exercise price of $.50 per share. The warrants have a 12 month term through April 2011.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	f.	Warrants:

A summary of the outstanding common share purchase warrants as of the Company’s fiscal year-ends and the changes during the periods are as follows:

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized

Balance outstanding at October 31, 2008	637,128	$1.04
Exercised	(200,000)	$1.17	$234,000
Expired	(826,108)	$1.10
Granted	3,805,845	$0.86
Balance outstanding at October 31, 2009	3,416,865	$0.82
Exercised	-	-
Expired	-	-
Granted(Note 11 (d)(ii))	2,204,276	$0.62
Balance outstanding at January 31, 2010	5,621,141	$0.74
Exercised	-	-
Expired	(2,487,179)	$0.73
Granted	302,399	$0.56
Balance outstanding at April 30, 2010	3,436,361	$0.73
Exercised	-	-
Expired	-	-
Granted	1,730,026	$0.41
Balance outstanding at July 31, 2010	5,166,387	$0.63

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

11.	SHARE CAPITAL (Cont’d)

	g.	Shares Issued Under Service Contract

In September 2008 the Company entered into a 12 month contract with an arm’s length contractor. Under the terms of the contract the Company committed to a monthly cash payment of $13,500. As additional consideration the Company agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. The Company renegotiated the contract effective in May 2009 thereby reducing the required monthly cash payment to $7,500 and the monthly common share issuance to 12,500 shares. In total, the Company issued 250,000 common shares under the terms of the contract and recorded a non-cash expense of $225,375 reflecting the respective market price of the shares at the issue dates. The contract was not renewed in September 2009.

12.	CONTRIBUTED SURPLUS

Balance at October 31, 2008	$22,114,421
Stock compensation expense relating to stock options issued	1,951,569
Stock options exercised	(573,706)
Common share purchase warrants issued	653,627
Balance at October 31, 2009	$24,145,911
Stock compensation expense relating to stock options issued	-
Stock options exercised	-
Common share purchase warrants issued	218,750
Balance at January 31, 2010	$24,364,661
Stock compensation expense relating to stock options issued	30,385
Stock options exercised	-
Common share purchase warrants issued	38,332
Balance at April 30, 2010	$24,433,378
Stock compensation expense relating to stock options issued	-
Stock compensation expense relating to stock options extended	64,653
Stock options exercised	-
Common share purchase warrants extended	1,829
Common share purchase warrants issued	104,853
Balance at July 31, 2010	24,604,713

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

13.	INCOME TAXES

At October 31, 2009 the Company reported non-capital losses of approximately $13.5 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. The tax losses expire as follows:

	Canada	Other Foreign	Total

2010	1,178,000	-	1,178000
2014	943,000	-	943,000
2015	2,968,000	-	2,968,000
2026	2,221,000	-	2,221,000
2027	1,867,000	-	1,867,000
2028	-	48,000	48,000
2029	2,569,000	1,740,000	4,309,000
	$11,746,000	$1,788,000	$13,534,000

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

	a.	Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. The Company has extended this agreement to December 31, 2010. Under the terms of the agreement, the Chairman has been retained to provide certain management services to the Company. The Company has agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds ($145,914 U.S. funds at the quarter-end exchange rate). At the Company’s option, it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2009 was $150,000 Canadian funds ($129,149 U.S. funds at average exchange rates) under this agreement (2008: $501,278 Canadian funds or $416,171 U.S. funds).

In 2009 the Chairman was awarded a total of 150,000 common stock options at a strike price of $1.00 per common share (2008: no options were awarded).

The total compensation paid to the Chairman during the period is summarized as follows:

	Cash Compensation	Stock Option Expense
2010 (9 mos)	$107,770	-
2009	$129,149	$101,760
2008	$416,171	-

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

b.	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2008 - 2009 and for the 9 months ended July 31, 2010 is as follows:

	Cash Compensation	Stock Option Expense
2010 (9 mos)	$474,054	$64,653
2009	$625,576	$407,040
2008	$825,748	$637,835

The above-noted compensation has been included in the Consolidated Statement of Operations, and Deficit under the caption Professional, other fees and salaries, which total amount reported includes:

	2010		2009		2008
	(9 mos	)	(9 mos	)	(12 mos	)
Professional and other fees	$601,386		$810,172		$2,021,786
Salaries and wages	382,228		326,643		241,571
Stock compensation expense	95,038		1,039,117		1,041,414
	$1,078,651		$2,175,932		$3,304,771

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

14.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

	c.	Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

	Rent	Salaries	Other	Total
2010 (9 mos)	$20,568	$382,228	$9,205	$412,001
2009	17,177	289,897	11,541	318,615
2008	30,000	242,000	1,000	273,000

15.	COMMITMENTS

	a.	Operating Leases:

The Company has operating lease commitments which expire in 2010 in respect of its head office. The future minimum annual lease payments in 2010 are approximately $50,000.

	b.	Employment and Consulting Contracts:

The Company has entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulates an annual minimum obligation of $150,000 Canadian funds ($145,914 U.S. at current exchange rates). The Company has accrued $35,869 of cash compensation with respect to this employment agreement in the third quarter of 2010.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

15.	COMMITMENTS (Cont’d)

In May 2008, the Company entered into 2 year employment agreements with the President and the Chief Financial Officer and a 3 year employment agreement with the President of the Company’s subsidiary, MAST. In May 2010, the contracts for the President and CFO were extended through December 31, 2010. These agreements stipulated cash compensation obligations as below:

Remaining
Individual	Term	Remaining Obligation
President	5 month	$66,665 Canadian Funds
Chief Financial Officer	5 month	$62,500 Canadian Funds
President – MAST	10 months	$170,000

16.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

	a.	Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

	b.	Foreign currency balances

At July 31st , the consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	7/31/2010	10/31/2009	10/31/2008

Cash and cash equivalents	$27,416	$90,307	$22,066
Deposits and other receivables	104,047	83,486	122,447
Accounts payable and accrued liabilities	730,690	450,342	923,367

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

	c.	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

ii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d)

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at July 31, 2010, the Company reports a working capital deficiency of $1,131,123 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”)

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs and prior valuations of Unit private placements. These are discussed below:

a.	Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	b.	Valuation of Unit private placements:

In 2009, under Canadian GAAP, the Company estimated the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model. Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders’ equity.

	c.	Convertible Debenture

Under Canadian GAAP, the conversion option embedded in the convertible debenture was presented separately as a component of Shareholders’ equity. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation since, as a conventional convertible debt, the holder of the debentures may have only realized the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

d.	A reconciliation between Canadian and U.S. GAAP in these financial statements at July 31, 2010 is as follows:

	July 31, 2010			July 31, 2009
	Balance			Balance
	Canadian		Balance US	Canadian		Balance US
Balance sheet	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets	$369,190		$369,190	$961,417		$961,417

Property and equipment	18,808		18,808	26,943		26,943
Deferred development costs	1,391,289	(1,391,289)	-	-		-
Patents	205,587		205,587	-		-
	$1,984,874	$(1,391,289)	$593,585	$988,360	$-	$988,360

Accounts payable and accrued liabilities	$1,264,613		$1,264,613	$733,154		$733,154
Bridge loan	235,703	23,644	259,347	-		-
	1,500,316	23,644	1,523,960	733,154	-	733,154

Share capital	49,792,945	(535,004)	49,257,941	47,558,264	(1,457,190)	46,101,074
Contributed surplus	24,656,199	535,004	25,191,203	23,882,292	1,457,190	25,339,482
Equity component of bridge loan	23,644	(23,644)	-	-		-
Deficit	(73,988,230)	(1,391,289)	(75,379,519)	(71,185,350)		(71,185,350)
	$1,984,874	$(1,391,289)	$593,585	$988,360	$-	$988,360

Loss for the period	July 31, 2010	July 31, 2009

Net loss for the period - Canadian GAAP	$(1,885,751)	$(1,521,958)
Addback current provision reflected under Canadian GAAP	1,437,074	-
Development costs expensed in the quarter per US GAAP	(331,943)	-
Net loss for the period - US GAAP	$(780,620)	$(1,521,958)
Loss per share - basic and diluted under US GAAP	(0.01)	(0.02)

Cash flows	July 31, 2010	July 31, 2009

Cash flow from operating activities per US GAAP	$(190,401)	$(946,595)
Expenditure of development costs per US GAAP	(331,943)	-
Cash flows from operating activities per US GAAP	$(522,344)	$(946,595)

Cash flow from investing activities per Canadian GAAP	$556,078	$1,502,480
Expenditure of development costs per US GAAP	331,943	-
Cash flows from investing activites per US GAAP	$888,021	$1,502,480

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	e.	Adoption of new accounting polices

In May 2009 the Financial Accounting Standard Board (“FASB”) issued an accounting pronouncement establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date the financial statements are issued or available to be issued. In particular, the pronouncement requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparations process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The pronouncement also requires entities to disclose the date through which subsequent events have been evaluated. The pronouncement was effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of the pronouncement, as required, and adoptions did not have a material effect on the Company’s consolidated financial statements taken as a whole.

In June 2009 the FASB issued an accounting pronouncement that will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretative releases of the SEC under authority on federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. This pronouncement is effective for interim and annual periods ending after September 2009. All existing accounting standards are superseded as described in this pronouncement. All other accounting literature not included in this codification is non- authoritative. The adoption of this pronouncement has not had a material impact on the preparation of the Company’s consolidated financial statements.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

18.	RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“CANADIAN GAAP”) AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“U.S. GAAP”) (Cont’d)

	f.	Accounting for uncertainty in income taxes

FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The evaluation of tax positions under FIN 48 is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority. The Company has not adopted FIN 48 for Canadian GAAP purposes. Based on the Company’s assessment, the adoption of FIN 48 would not have a significant impact on the Company’s financial statements for purposes of reconciling Canadian GAAP to U.S. GAAP.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor application. There is one predominant market segment being the North American market for such technology.

MICROMEM TECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

July 31, 2010 and 2009

20.	SUBSEQUENT EVENTS

The following subsequent events are noted as of September 29, 2010:

	a)	The Company raised an additional $50,000 through a Unit private placement with an arm’s length investor and issued 200,000 Units. Each Unit consists of a share and one warrant.

	b)	The Company secured a $200,000 convertible debenture from an arm’s length investor.

	c)	The warrants as described in Note 11(d)(ii)(f) expired unexercised.

21.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

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